*FOIA Confidential Treatment Request* Confidential Treatment Requested by Pure Storage, Inc. in connection with Registration Statement on Form S-1 filed on August 12, 2015

John T. McKenna

T: +1 650 843 5059

jmckenna@cooley.com

August 28, 2015

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Barbara C. Jacobs, Assistant Director

   Ji Shin, Attorney-Advisor

   Melissa Kindelan, Staff Accountant

RE:	Pure Storage, Inc.

Registration Statement on Form S-1

Filed on August 12, 2015

File No. 333-206312

Ladies and Gentlemen:

On behalf of Pure Storage, Inc. (the “Company”), we are supplementally providing the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with information regarding the proposed price range of the shares of the Company’s Class A common stock to be offered in the proposed initial public offering pursuant to the Company’s Registration Statement on Form S-1, filed with the Commission on August 12, 2015 (the “Registration Statement”), as well as historical information with respect to the estimated fair value of its Class B common stock since August 20, 2014.

Confidential Treatment Request

Due to the commercially sensitive nature of information contained in this letter, the Company hereby requests, pursuant to 17 C.F.R. §200.83, that certain portions of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person. The Company has filed a separate copy of this letter, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment. In accordance with 17 C.F.R. §200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days’ advance notice of any intended release so that the Company may, if it deems it to be necessary or appropriate, pursue any remedies available to it. In such event, we request that you telephone the undersigned at 650-843-5059 rather than rely on the U.S. mail for such notice.

[*]	Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

U.S. Securities and Exchange Commission

August 28, 2015

Page Two

IPO Price Range

The Company supplementally advises the Staff that the Company preliminarily estimates a price range of [ * ] to [ * ] per share (the “Price Range”) for its initial public offering. The preliminary Price Range has been estimated based, in part, upon current market conditions, the Company’s financial condition and prospects and input received from the lead underwriters, including discussions that took place on August 19, 2015 between senior management of the Company, the Company’s Board of Directors and representatives of Morgan Stanley & Co. LLC and Goldman, Sachs & Co. (the “Representatives”). The Price Range does not take into account the current lack of liquidity for the Company’s Class B common stock and assumes a successful initial public offering with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately-held company or being sold in an acquisition transaction. Prior to August 2015, the Company and underwriters had not had any specific discussions regarding the Price Range.

The Company expects to include a three dollar price range in an amendment to the Registration Statement that would be filed shortly before the commencement of the Company’s road show. We are providing this information to you supplementally to facilitate your review process.

Historical Fair Value Determination and Methodology

As stated in the Registration Statement, stock-based compensation expense related to stock options granted to employees is measured at the date of grant based on the fair value of the award, net of estimated forfeitures. The Registration Statement describes the Company’s use of the Black-Scholes option-pricing model for these purposes and describes and quantifies the significant assumptions used during fiscal 2014 and fiscal 2015.

The Company’s Board of Directors, or a duly authorized committee thereof (the “Board”) intended all options granted to be exercisable at a price per share not less than the per share fair value of the Class B common stock underlying those options on the date of grant. The estimated fair value of the Class B common stock underlying stock options was determined at each grant date by the Board and was supported by periodic independent third-party valuations. The third-party valuations of Class B common stock were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Aid”). The methodology used by the Company and the third-party valuation firm to determine the fair value of the Company’s Class B common stock included estimating the fair value of the enterprise, subtracting the fair value of debt from this enterprise value, and then allocating this value to all of the equity interests using the probability weighted expected return method (“PWERM”). In addition, the Company and the third-party valuation firm considered a July 2014 tender offer conducted by the Company for shares of Class B common stock held by Company employees.

[*]	Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

U.S. Securities and Exchange Commission

August 28, 2015

Page Three

The assumptions used in each valuation model to determine the fair value of the Company’s Class B common stock as of the grant date of each option are based on numerous objective and subjective factors, combined with management judgment, including the following:

•	equity market conditions affecting comparable public companies, as reflected in comparable companies’ market multiples, initial public offering valuations and other metrics;

•	the estimated likelihood of achieving a liquidity event for the shares of the Company’s Class B common stock, such as an initial public offering (an “IPO”) or an acquisition of the Company, given prevailing market conditions and other contingencies affecting the probability or potential timing of such an event;

•	the prices at which the Company sold its shares of preferred stock in arms-length transactions and the terms of the preferred stock relative to the terms of the Company’s Class B common stock; and

•	the fact that the options and the Company’s Class B common stock are illiquid securities of a private company.

Determination of Estimated Value

The independent third-party valuations considered the valuation approaches as follows:

Income Approach

The income approach values a business by focusing on the income-producing capability of a business, and estimates value based on the expectation of future cash flows that a company will generate.

Market Approach

The market approach values a business by reference to guideline companies for which enterprise values are known. This approach has two principal methodologies. The guideline public company methodology derives valuation multiples from the operating data and share prices of similar public companies for which the Company developed a list of peer companies that remained relatively static over time. The guideline acquisition methodology focuses on comparisons between the subject company and guideline public or private companies. This methodology was considered but not used due to a lack of available data regarding recent acquisitions of comparable companies.

[*]	Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

U.S. Securities and Exchange Commission

August 28, 2015

Page Four

Allocation of Estimated Value to Outstanding Securities

Probability Weighted Expected Return Method

Using the PWERM, the value of the Company’s Class B common stock was estimated based upon an analysis of future values for the Company assuming various possible future liquidity events, including: (i) an IPO, (ii) sale or merger or (iii) remaining a private company. Share value was based upon the probability-weighted present value of expected future net cash flows, considering each of the possible future events, as well as the rights and preferences of each share class.

Option Pricing Method

The Option Pricing Method (“OPM”) treats the rights of the holders of preferred and common stock as equivalent to that of call options on any value of the enterprise above certain break points of value based upon the liquidation preferences of the holders of preferred stock, as well as their rights to participation and conversion. Accordingly, the value of the common stock can be determined by estimating the value of its portion of each of these call option rights. The Company used the OPM to allocate the Company’s equity value among the holders of preferred stock, common stock and options to purchase common stock for the remaining a private company scenario under the PWERM.

Illiquidity Discount

In determining the estimated fair value of the Company’s Class B common stock on the date of grant, the Board also considered that the Class B common stock is not freely tradeable in the public markets. The estimated fair value of the Company’s Class B common stock at each grant date therefore reflects a discount for lack of marketability partially based on the anticipated likelihood and timing of a future liquidity event.

[*]	Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

U.S. Securities and Exchange Commission

August 28, 2015

Page Five

Summary of Equity Awards

Since August 20, 2014, the Board has granted the following equity awards:

Grant Date	Number of Shares Underlying Stock Options Granted	Exercise Price Per Share of Class B Common Stock	Estimated Fair Value Per Share of Class B Common Stock on the Date of Grant	Deemed Fair Value Per Share of Class B Common Stock for Financial Accounting Purposes	Difference Between Estimated and Deemed Fair Value Per Share
August 20, 2014	2,186,850	$9.65	$9.65	$9.98	$0.33
October 8, 2014	2,444,000	9.65	9.65	10.54	0.89
November 19, 2014	1,050,250	10.62	10.62	11.28	0.66
January 17, 2015	1,429,750	10.62	10.62	12.38	1.76
January 30, 2015	322,650	10.62	10.62	12.65	2.03
March 17, 2015	820,000	13.20	13.20	14.12	0.92
March 31, 2015	1,689,825	13.20	13.20	14.87	1.67
April 7, 2015	2,938,750	13.20	13.20	15.25	2.05
April 30, 2015	1,027,500	13.20	13.20	16.49	3.29
July 1, 2015	1,608,000	18.16	18.16	18.16	—
July 22, 2015	312,250	18.16	18.16	18.16	—

In order to assist the Board in determining the estimated fair value per share as of a grant date, the Company conducted contemporaneous valuations with an independent third-party as of:

•	July 22, 2014;

•	October 15, 2014;

•	February 28, 2015; and

•	May 31, 2015.

In the absence of a public trading market, the Board, with input from management exercised significant judgment and considered numerous objective and subjective factors to determine the fair value of the Class B common stock as of the date of each option grant, including the factors discussed on pages 61 and 62 of the Registration Statement.

[*]	Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

U.S. Securities and Exchange Commission

August 28, 2015

Page Six

August 20, 2014 Grants

The Company and a third-party valuation firm performed a valuation of the Company’s Class B common stock as of July 22, 2014 on a minority, non-marketable interest basis using the PWERM. The analysis applied a weighting of: (i) 25% to an IPO in 2015, (ii) 15% to an acquisition in 2016 and (iii) 60% to remaining private for approximately 3.75 years. The risk free rate was determined to be 1.325%, based on the average of 3.75-year treasury rates; and the equity volatility rate was determined to be 65% based on the mean volatility rate of certain comparable public companies. Based on the above, the analysis resulted in an enterprise value of $2.8 billion. A discount for lack of marketability of 30% was then applied to the Class B common stock resulting in a fair value of $8.98 per share. The valuation then considered the July 2014 tender offer for Class B common stock of $15.73 per share to Company employees. The analysis then applied a weighting of (i) 90% to the PWERM and (ii) 10% to the tender offer to arrive at a fair value of $9.65 per share.

On August 20, 2014, the Board granted options to purchase 2,186,850 shares of Class B common stock with an exercise price of $9.65 per share. In determining the fair value of the Company’s Class B common stock for the August grants, the Board considered the July 22, 2014 valuation, relevant business conditions and the pending hiring of Timothy Riitters as the Company’s Chief Financial Officer, which occurred on August 26, 2014, as well as the related build out of the Company’s finance team.

October 8, 2014 Grants

Based on the valuation as of July 22, 2014 as described above and relevant business conditions, the Board granted options to purchase 2,444,000 shares of Class B common stock on October 8, 2014 with an exercise price of $9.65 per share.

November 19, 2014 Grants

The Company and a third-party valuation firm performed a valuation of the Company’s Class B common stock as of October 15, 2014 on a minority, non-marketable interest basis using the PWERM. The analysis applied a weighting of: (i) 35% to an IPO in 2015, (ii) 15% to an acquisition in 2016 and (iii) 50% to remaining private for approximately two years. The risk free rate was determined to be 0.34%, based on the average of 2-year treasury rates; and the equity volatility rate was determined to be 60% based on the mean volatility rate of certain comparable public companies. Based on the above, the analysis resulted in an enterprise value of $2.8 billion. A discount for lack of marketability of 25% was then applied to the Class B common stock resulting in a fair value of $10.06 per share. The valuation then considered the July 2014 tender offer for Class B common stock of $15.73 per share to Company employees. The analysis then applied a weighting of (i) 90% to the PWERM and (ii) 10% to the tender offer to arrive at a fair value of $10.62 per share.

On November 19, 2014, the Board granted options to purchase 1,050,250 shares of Class B common stock with an exercise price of $10.62 per share. In determining the fair value of the

[*]	Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

U.S. Securities and Exchange Commission

August 28, 2015

Page Seven

Company’s Class B common stock for the November grants, the Board considered the October 15, 2014 valuation, relevant business conditions and the increase in the Company’s revenue from $34.8 million for the three months ended July 31, 2014 to $49.2 million for the three months ended October 31, 2014.

January 17 and January 30, 2015 Grants

Based on the Company’s valuation as of October 15, 2014 as described above and relevant business conditions, the Board granted options to purchase 1,429,750 shares of Class B common stock on January 17, 2015 and options to purchase 322,650 shares of Class B common stock on January 30, 2015, each with an exercise price of $10.62 per share.

March 17 and March 31, 2015 Grants

The Company and a third-party valuation firm performed a valuation of the Company’s Class B common stock as of February 28, 2015 on a minority, non-marketable interest basis using PWERM. The analysis applied a weighting of: (i) 45% to an IPO in 2015, (ii) 15% to an acquisition in 2016 and (iii) 40% to remaining private for approximately two years. The risk free rate was determined to be 0.66%, based on the average of 2-year treasury rates; and the equity volatility rate was determined to be 60% based on the mean volatility rate of certain comparable public companies. Based on the above, the analysis resulted in an enterprise value of $3.4 billion. A discount for lack of marketability of 20% was then applied to the Class B common stock resulting in a fair value of $12.92 per share. The valuation then considered the July 2014 tender offer for Class B common stock of $15.73 per share to Company employees. The analysis then applied a weighting of (i) 90% to the PWERM and (ii) 10% to the tender offer to arrive at a fair value of $13.20 per share.

The Board granted options to purchase 820,000 shares of Class B common stock on March 17, 2015 and options to purchase 1,689,825 shares of Class B common stock on March 31, 2015, each with an exercise price of $13.20 per share. In determining the fair value of the Company’s Class B common stock for the March 2015 grants, the Board considered the February 2015 valuation, relevant business conditions and the increase in the Company’s revenue of $49.2 million for the three months ended October 31, 2014 to $65.9 million for the three months ended January 31, 2015. In addition, the Board considered developments related to the Company’s IPO, including introductory meetings with the representatives of several potential underwriters held in February 2015 and the organizational meeting to be held in late March 2015.

April 7 and April 30, 2015 Grants

Based on the valuation as of February 28, 2015 as described above and the lack of significant developments in the Company’s business since the valuation date, the Board granted options to purchase 2,938,750 shares of Class B common stock on April 7, 2015 and options to purchase 1,027,500 shares of Class B common stock on April 30, 2015, each with an exercise price of $13.20 per share. In determining the fair value of the Company’s Class B common stock for the April 2015 grants, the Board considered the February 2015 valuation, relevant business conditions and the impending confidential submission of the Registration Statement on Form S-1 with the Commission.

[*]	Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

U.S. Securities and Exchange Commission

August 28, 2015

Page Eight

July 1 and July 22, 2015 Grants

The Company and a third-party valuation firm performed a valuation of the Company’s Class B common stock as of May 31, 2015 on a minority, non-marketable interest basis using the PWERM model and the analysis applied a weighting of: (i) 60% to an IPO in 2015 and (ii) 40% to remaining private for approximately two years. The risk free rate was determined to be 0.61%, based on the average of 2-year treasury rates; and the equity volatility rate was determined to be 50% based on the mean volatility rate of certain comparable public companies. Based on the above, the analysis resulted in an enterprise value of $4.2 billion. A discount for lack of marketability of 10% was then applied to the Class B common stock resulting in a fair value of $18.16 per share.

The Board granted options to purchase 1,608,000 shares of Class B common stock on July 1, 2015 and options to purchase 312,250 shares of Class B common stock on July 22, 2015, each with an exercise price of $18.16 per share. In determining the fair value of the Company’s Class B common stock for the July 2015 grants, the Board considered the May 2015 valuation, the increase in the Company’s revenue from $65.9 million for the three months ended January 31, 2015 to $74.1 million for the three months ended April 30, 2015 and the Company’s continued progress toward an initial public offering.

Pre-IPO Option Grants

Immediately prior to the commencement of the Company’s road show, the Company expects to grant additional options to purchase Class B common stock at an exercise price equal to the mid-point of the price range set forth on the cover page of an amendment to the Registration Statement that would be filed shortly before the commencement of the Company’s road show.

Re-assessment Methodology

In the course of preparing the Company’s financial statements with a retrospective view, the Company re-assessed the fair value of Class B common stock for all grants from August 31, 2012 to April 30, 2015.

As a result of the re-assessment, the Company recorded additional stock-based compensation charges based upon a linear interpolation of fair value between the dates on which it obtained a third-party valuation. The Company respectfully submits that its use of linear interpolation between such valuation dates due to the rapid growth of the Company is an appropriate methodology by which to determine the fair value per share for financial accounting purposes.

[*]	Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

U.S. Securities and Exchange Commission

August 28, 2015

Page Nine

The Company did not re-assess the fair value of the Class B common stock subsequent to the April grants as it has not performed a valuation subsequent to May 31, 2015. In addition, following the preliminary valuation discussions with the Representatives in August 2015, the Company considered whether it was necessary to re-assess the fair value of the Class B common stock for the stock options granted in July 2015 and determined that the Price Range communicated in such discussions supported the determination of the fair value of $18.16 per share.

Summary

The Company believes the following factors explain the difference between the fair value of the Company’s Class B common stock on the date of grant and the Price Range.

•	The Price Range represents a future price for shares of Class B common stock that, if issued in the IPO, will be immediately freely tradable in a public market, whereas the estimated fair value of the Class B common stock as of all of the option grant dates described above represents a contemporaneous estimate of the fair value of shares that were then illiquid, might never become liquid and, even if an IPO were successfully completed, would remain illiquid at least until the expiration of the 180-day lockup period following the IPO. This illiquidity also accounts for a substantial difference between the estimated fair values of the Class B common stock through July 22, 2015 and the Price Range.

•	The holders of the Company’s preferred stock currently enjoy substantial economic rights and preferences over the holders of its Class B common stock, including the right to receive dividends prior to any dividends declared or paid on any shares of the Company’s Class B common stock and liquidation payments in preference to holders of Class B common stock. The Price Range described assumes the conversion of all of the Company’s convertible preferred stock upon the completion of its IPO. The corresponding elimination of the preferences and rights enjoyed by the holders of such preferred stock results in a higher valuation.

•	The successful completion of an IPO would strengthen the Company’s balance sheet, provide access to public equity and debt markets and provide a “currency” of publicly tradeable securities to enable the Company to make strategic acquisitions as the Board may deem appropriate, providing enhanced operational flexibility.

Based on the above analysis, the Company respectfully submits that the determination of the fair value of its Class B common stock for financial reporting purposes is appropriate.

[*]	Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

U.S. Securities and Exchange Commission

August 28, 2015

Page Ten

Please contact me at (650) 843-5059 with any questions or further comments regarding the Price Range and the information discussed in this letter.

Sincerely,

/s/ John T. McKenna

John T. McKenna

cc:	Joseph FitzGerald, Pure Storage, Inc.

Todd Wheeler, Pure Storage, Inc.

Mark P. Tanoury, Cooley LLP

Seth J. Gottlieb, Cooley LLP

Alan F. Denenberg, Davis Polk & Wardwell LLP

[*]	Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.